UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ISRAEL CHEMICALS LTD.

1.	Q3 2017 Investor Presentation

Item 1

Asher Grinbaum | Acting CEO November 8 th , 2017 Q 3 2017 Results

 Important Legal Notes Disclaimer and Safe Harbor for Forward - Looking Statements The information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Israel Chemicals Ltd . (“ICL” or “Company”) securities or in any securities of its affiliates or subsidiaries . This presentation and/or other oral or written statements made by ICL during its presentation or from time to time, may contain forward - looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “predict” or similar expressions are used, the Company is making forward - looking statements . Such forward - looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non - historical matters . Because such statements deal with future events and are based on ICL’s current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20 - F for the year ended December 31 , 2016 , and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U . S . Securities and Exchange Commission (SEC) . Therefore actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward - looking statements . Although the Company believes that the expectations reflected in such forward - looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved . Except as otherwise required by law, ICL disclaims any intention or obligation to update or revise any forward - looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise . Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information . Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information . Such information may include data obtained from sources believed to be reliable, however ICL disclaims the accuracy and completeness of such information which is not guaranteed . Internal estimates and studies, which we believe to be reliable, have not been independently verified . We cannot assure that such data is accurate or complete . Included in this presentation are certain non - GAAP financial measures, such as Adjusted Operating income and Adjusted Net income, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors . These non - GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS . Please refer to our Q 3 2017 press release for the quarter ended September 30 , 2017 for a reconciliation of the non - GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS .

$ millions Q 3 17 Q 3 16 % change Q 2 17 % change Sales 1 , 440 1 , 383 4.1% 1 , 322 8.9 % Operating income (loss) 180 (331) NA 144 25.0 % Adjusted operating income 215 164 31.1% 153 40.5 % Adjusted EBITDA 314 286 9.8% 251 25.1 % Net income (loss) 84 (340) NA 57 47.4 % Free Cash flow** 78 96 (18.8)% 86 (9.3)% External potash sales (thousand tonnes ) 1 , 319 1 , 293 2.0% 1 , 051 25.5 % Average potash selling price - FOB 217 199 9.0% 216 0.5 % See Q 3 2017 press release for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income.  Q 3 2017 Results Summary ▪ A 31 % increase in adjusted operating income, attributed mainly to Specialty Solutions, and a 25 % decrease in G&A expenses to $ 60 million ▪ Specialty Solutions accounted for over 50 % of quarterly sales and nearly 70 % of operating income* ▪ Seventh consecutive quarter of positive free cash flow positions ICL to reduce debt and improve its financial position * Operating income attributed to segments before G&A and other expenses ** See appendix for reconciliation of Free cash flow

Business Performance & Major Developments

Specialty Solutions

$ million	Q3 2017	Q3 2016	% change
Sales*	746	701	6.4%
Segment O/I**	190	171	11.1%

- Industrial Products' performance reflects **higher prices and solid demand** for bromine and bromine compounds.
- **Intense wildfire activity** and increased demand for phosphate acids and salts supported strong results for ICL Advanced Additives.
- **Sequential increase** in ICL Food Specialties' dairy protein sales due to continuous efforts to expand customer base.

Essential Minerals

$ million	Q3 2017	Q3 2016	% change
Sales*	758	748	1.3%
Segment O/I**	88	89	(1.1)%

- **Record potash sales volumes to Brazil** and increased shipments to China. Average selling price increased by 9% over the period.
- Restructuring of our European sites and maintenance work at the Dead Sea resulted in **lower potash production and higher cost** compared to Q3 2016.
- Despite **lower sales volumes and selling prices of commodity phosphates**, operating income for the quarter exceeded last year due to income from insurance and **continued improvement in YPH JV.**
- **Improved Specialty Fertilizers performance** supported by higher sales volumes in Europe and despite continued competitive pressure and unfavorable weather in North America as well as shortage of ammonia in Israel.

* Including inter-business lines' sales
** Excluding G&A, unallocated expenses and eliminations

Where needs take us
4

Adding Value throughout Our Backward Integrated Production Chain



Potash &
Polysulphate™
Potash fertilizers
Polysulphate™
Compound NPKs
Specialty fertilizers
Phosphates
Green Phosphoric Acid
Pure Phosphoric Acid
SSP, TSP, DAP, MAP
Food additives
Controlled & slow release fertilizers
Liquid & water soluble fertilizers
Industrial phosphate Salts and acids
P2S5, fire safety
Bromine
Elemental bromine
Flame retardants
Clear brine fluids
Bromine industrial solutions
Mercury emission
Potash & Magnesium
Phosphate
Specialty Fertilizers
Industrial Products
Advanced Additives
Food Specialties
Agriculture
Specialties

Where needs take us
5

Financial Results Kobi Altman CFO

1 , 383 1 , 440 21 21 15 164 215 33 15 15 1 2 11  Main Financial Figures and Analysis Q 3 2017 Sales ($M) Q 3 2017 Adjusted operating income ($M) See Q 2 2017 financial reports for a reconciliation of Adjusted operating income to operating income * See appendix for reconciliation of free cash flow $ millions Q 3 17 Q 3 16 % change Q 2 17 % change Sales 1 , 440 1 , 383 4.1% 1 , 322 8.9 % Gross profit 470 461 2.0% 415 13.3 % Operating income (loss) 180 (331) NA 144 25.0 % Adjusted operating income 215 164 31.1% 153 40.5 % Net income (loss) 84 (340) NA 57 47.4 % Adjusted net income 115 120 (4.2)% 64 79.7 % Capital Expenditures 100 157 (36.3)% 109 (8.3)% Free cash flow* 78 96 (18.8)% 86 (9.3)% Numbers may not add due to rounding and set offs

149 345 204 288 286 157 Specialty Fertilizers Potash & Mg. Phosphates Advanced Additives Industrial Products Food Specialties 88 32% 190 68 %  Q 3 Sales and Operating Income Breakdown Q 3 2017 SALES BY BUSINESS LINE* (US$ M) Q 3 2017 OPERATING INCOME BY SEGMENT (US$ M) Specialty Solutions (Industrial) 51 % Essential Minerals ( Agro ) 49 % Specialty Solutions (Industrial) Essential Minerals ( Agro ) * Sales to external customers only

 Effective Tax Rate Impacted by Exceptional Items $ million Q3 2017 Q3 2016 FY2016 Profit before tax 182 152 506 Income and Natural resources tax 63 39 121 Normalized effective tax rate % 35% 26% 24 Special items 3 --- 26 Post special items 66 39 147 Post special items Tax rate % 36% 26% 29 NIS strengthening and other 3 2 (47) Post impact of NIS strengthening and other 69 41 100 Effective tax rate % 38% 27% 20

 Specialty Solutions Bridge Analysis Sales ($M) Segment operating income ($M) Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 701 746 32 9 4 171 190 14 5 4 1 1 2

 Essential Minerals Bridge Analysis Sales ($M) Segment operating income ($M) Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 748 758 13 9 12 89 88 9 6 3 4 6 9

78 86 104 127 96 85 38 - 89 - 36 170 - 72 133 90 - 86 - 63 Q3 2017 Q2 2017 Q1 2017 Q4 2016 Q3 2016 Q2 2016 Q1 2016 Q4 2015 Q3 2015 Q2 2015 Q1 2015 Q4 2014 Q3 2014 Q2 2014 Q1 2014  Improving Cash Flow Generation $ Million * See appendix for reconciliation of free cash flow Free Cash Flow* FY 2014 : 74 FY 2015 : - 27 FY 2016 : 346 YTD 2017 : 268 S&P reaffirmed ICL’s global investment grade rating at BBB - with stable outlook. Local rating reaffirmed at ilAA with stable outlook

Thank You

Introduction to ICL Advanced Additives & Food Specialties November 8 , 2017

ICL Business Structure ICL Essential Minerals Division Specialty Solutions Division Specialty Fertilizers Phosphate Potash & Magnesium Food Specialties Advanced Additives Industrial Products 15 Advanced Additives Food Specialties

Advanced Additives & Food Specialties Profile 2016 16 16 73% 27% ~ 2 , 000 % Sales by business line 45% $ 1.46 B REVENUE* $ 239 M OPERATING INCOME** Food Specialties 55 % Advanced Additives EMPLOYEES WORLDWIDE Advanced Additives Food Specialties NA 50 % Asia/Pacific 3 % EMEA 37 % SA 10 % Adv Add & Food Spec Sales Distribution * Before setoffs and eliminations ** Before G&A and other expenses not allocated to segments and intercompany eliminations All numbers are rounded $ 5.6 B ICL REVENUE*

Advanced Additives & Food Specialties: Global Leadership Position 17 ▪ Backward integrated to phosphate rock: full phosphate chain producer from rock to sophisticated blended products. ▪ Only global manufacturer of high quality phosphoric acids and downstream phosphates: US, Mexico, Germany, Israel, Brazil, China. Largest global merchant marketer of high quality phosphoric acid. ▪ Poised to take advantage of growth in China/SE Asia and South America. x YPH JV in China x Fosbrasil ▪ Global leadership positions in high value markets: specialty food proteins, Fire Fighting products & services, P 2 S 5 for oil additives & ag specialties

39% 25% 19% 12% 5 % Acid Ind. Specialities Fire Safety P2S5 P4 BUSINESS LINES SALES DISTRIBUTIONS 2016 Advanced Additives Profile 18 18 $ 800 M ANNUAL SALES 2016 * $ 155 M OPERATING INCOME 2016 * ~ 1 , 100 EMPLOYEES WORLDWIDE Fire Safety P - Salts, Acids P 2 S 5 P&C NA 50 % Asia/Pacific 9 % EMEA 28 % SA 13 % ADVANCED ADDITIVES SALES DISTRIBUTION * Before setoffs and eliminations and following internal business alignment of segments in 2016 , does not include revenues for the Specialty Minerals sub – business line which is now included as part of ICL Industrial Products **Before G&A and other expenses not allocated to segments and intercompany eliminations All numbers are rounded

Advanced Additives – A Stable Portfolio With Broad Applications 19

Advanced Additives Strategy: Leverage on Market Trends ϮϬ Market Trends ▪ Increasing infrastructure investments ▪ Less potable Water ▪ Global weather patterns ▪ Increased Vehicle demand. ▪ Long - term growth in Asia & South America

32% 24% 11% 29% 4 % Single Phosphates Phosphate Blends Multiblends Food Specialties Profile 21 21 2016 ANNUAL SALES BREAKDOWN $ 660 M ANNUAL SALES 2016 * $ 84 M OPERATING INCOME 2016 * NA 28 % Asia/Pacific 32 % EMEA 30 % SA 10 % FOOD GLOBAL PRESENCE ~ 900 EMPLOYEES WORLDWIDE * Before setoffs and eliminations **Before G&A and other expenses not allocated to segments and intercompany eliminations All numbers are rounded

Food Specialties – A Stable Portfolio With Broad Applications 22

Market Trends Growth Opportunities Follow key industry trends Food Specialties Accelerated Growth Engines Ϯϯ ▪ High - growth new applications in Meat, Dairy, Infant Milk Nutrition ▪ Expand portfolio through tailored solutions ▪ Local presence in growing emerging markets ▪ Growing middle class in emerging markets ▪ Increase Processed food consumption ▪ Longer shelf - life ▪ “On the go” ▪ Health and Nutrition (gluten free, reduced salt)

Key Points: Advanced Additives & Food Specialties Ϯϰ Only Global player and backward integrated; expanded footprint in Asia & South America Demonstrated ability for Selling Solutions Diverse and blue - chip customer base Growing sales and margins in the face of competitive market environment

Thank You

Appendix

Specialty Solutions Division Ϯϳ

Q3 2016 Exchange rates Prices Quantities Q3 2017 172 160 4 1 15 Q3 2016 Quantity Exchange Rates Prices Q3 2017 256 301 43 3 1  Specialty Solutions’ Business Line Sales Q 3 2017 Numbers may not add due to rounding and set offs Industrial Products Advanced Additives Food Specialties Q3 2016 Quantity Prices Exchange rates Q3 2017 275 289 6 6 2

ICL Essential Minerals Division Ϯϵ

 Essential Minerals’ Business Line Sales Q 3 2017 Numbers may not add due to rounding and set offs Specialty Fertilizers Potash & Magnesium Phosphates 282 254 5 1 32 351 372 18 5 2 147 154 7 3 3

 Potash Business Stand - Alone Bridge Analysis Q 3 2017 Sales ($M) Business unit operating income ($M) See Q 3 2017 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income . Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 336 360 17 6 1 81 73 17 4 4 9 8

 Free Cash Flow Reconciliation Q 1 2014 Q 2 2014 Q 3 2014 Q 4 2014 Q 1 2015 Q 2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Cash flow from operations 167 120 295 310 66 325 124 58 222 238 249 257 195 199 176 Purchase of property, plant and equipment and intangible assets (239) (209) (207) (180) (150) (155) (164) (150) (187) (154) (153) (138) (106) (113) (98) Dividend from investees 9 3 2 3 12 - 4 3 3 1 - 8 3 - - Proceeds from sale of fixed assets - - - - - - - - - - - - 12 - - Free Cash Flow - 63 - 86 90 133 - 72 170 - 36 - 89 38 85 96 127 104 86 78

We disclose in this Quarterly Report non - IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders , adjusted EBITDA and free cash flow . Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA to facilitate operating performance comparisons from period to period and present free cash flow to facilitate a review of our cash flows in periods . We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income” above . Certain of these items may recur . We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income” above, excluding the total tax impact of such adjustments and adjustments attributable to the non - controlling interests . We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table “Adjusted EBITDA for the periods of activity” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders . We calculate our free cash flow as our cash flows from operating activities net of our purchase of property, plant, equipment and intangible assets, and adding Proceeds from sale of property, plant and equipment and Dividends from equity - accounted investees during such period as presented in the reconciliation table under “Calculation of free cash flow” . You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, or free cash flow as a substitute for cash flows from operating activities and cash flows used in investing activities, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EBITDA and free cash flow may differ from those used by other companies . However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted EBITDA and free cash flow provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations . In particular for free cash flow, we adjust our Capex to include any Proceeds from sale of property, plant and equipment because we believe such amounts offset the impact of our purchase of property, plant, equipment and intangible assets . We further adjust free cash flow to add Dividends from equity - accounted investees because receipt of such dividends affects our residual cash flow . Free cash flow does not reflect adjustment for additional items that may impact our residual cash flow for discretionary expenditures, such as adjustments for charges relating to acquisitions, servicing debt obligations, changes in our deposit account balances that relate to our investing activities and other non - discretionary expenditures . Our management uses these non - IFRS measures to evaluate the Company's business strategies and management's performance . We believe that these non - IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance . We present a discussion in the period - to - period comparisons of the primary drivers of changes in the company’s results of operations . This discussion is based in part on management’s best estimates of the impact of the main trends in its businesses . We have based the following discussion on our financial statements . You should read the following discussion together with our financial statements .  Non GAAP Financial Measures

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: November 8, 2017